September 24, 2009	FRANKFURT: AORLB8; OTCBB: AMGOF

AMG OIL ANNOUNCES THE CLOSING OF ADDITIONAL PRIVATE PLACEMENT, THE APPOINTMENT OF A NEW CFO AND THE GRANTING OF OPTIONS

Vancouver, British Columbia, AMG OIL LTD. (OTCBB: AMGOF; FRANKFURT: AORLB8) (the "Company") is pleased to announce that on September 23, 2009, it completed the private placement of an additional 400,000 units ("Units") on a non-brokered basis at a price of U.S. $0.25 per Unit for aggregate gross proceeds of US$100,000. Each Unit was comprised of one common share of the Company and one-half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at the exercise price of U.S. $0.50 per share for a two year period following closing.

When combined, the closing of this portion of the private placement and the private placement announced on September 1, 2009, have resulted in the Company raising gross proceeds of U.S. $2,000,000 for exploration for oil and gas in Israel on the Company's Eitan Petroleum License as well as evaluation of the Gabriella License block.

The Company is also pleased to announce that it has appointed Mr. Alan Rootenberg as its new Chief Financial Officer, effective immediately. Mr. Rootenberg is a chartered accountant with experience in the resource and technology industries. He has served as a senior executive in a number of publicly traded companies, serving as Chief Financial Officer to OTCBB, TSX and TSXV listed mineral exploration companies. Alan was President and Chief Executive Officer of a publicly traded (TSXV) technology company from 1999 to 2007. Alan has a Bachelor of Commerce degree from the University of the Witwatersrand in Johannesburg, South Africa and received his Chartered Accountant designation in both South Africa and in Ontario, Canada.

The Company also announced that it has granted an aggregate of 650,000 stock options to an executive officer and certain consultants of the Company on September 23, 2009. The options have an exercise price of U.S. $0.25 per share, subject to various vesting and termination provisions, and expire August 2014.

About AMG Oil Ltd.

Through its wholly-owned subsidiary Adira Energy Corp., an Ontario corporation, the Company explores for oil and gas in Israel in an areas located on-shore in the Hula Valley and is currently evaluating an offshore block, 10 km offshore Israel between Netanya and Ashdod. The Company currently holds two petroleum exploration licenses, the Eitan License and the Gabriella License, covering an aggregate total of approximately 129,000 acres.

For more information contact:

AMG OIL LTD.
Alan Friedman, EVP, Corp. Development
Tel: +1 416 250 1955
Email info@adiraenergy.com

Forward-Looking Statement Disclaimer

This press release includes certain statements that may be deemed "forward-looking statements". All statements in this press release, other than statements of historical facts, including those that announce proposed financings that the Company expects to complete, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure of investors who are believed to have committed to the financings to complete them as a result of general market conditions, adverse developments unique to such investors, or otherwise. Accordingly, the actual amounts raised in financings may differ materially from those projected in forward-looking statements. For more information on the Company, investors should review the Company's filings, available at www.sedar.com and www.sec.gov. This announcement does not constitute an offering of securities nor a solicitation to purchase securities. An offer of securities will only be made by subscription agreement and subject to applicable law.